UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    O'Toole,                         Terence             M.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        NY                   10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    VoiceStream Wireless Corporation
    (VSTR)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    May/2001
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                              Former Director
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/18/01   |   M    |   |        946    | A   |  $11.24  |              |    02   | 01,02    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/18/01   |   M    |   |        252    | A   |  $9.18   |              |    03   | 01,03    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/18/01   |   M    |   |        709    | A   |  $9.18   |              |    04   | 01,04    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     10,000    | D   |  $95.72  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     15,438    | D   |  $95.76  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     10,000    | D   |  $95.80  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     10,000    | D   |  $96.00  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     10,000    | D   |  $96.02  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      7,500    | D   |  $96.03  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.05  |              |    I    | 01,05    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.07  |              |    I    | 01,05    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.10  |              |    I    | 01,05    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     15,000    | D   |  $96.15  |              |    I    | 01,05    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.20  |              |    I    | 01,05    |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      9,000    | D   |  $96.25  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     17,500    | D   |  $96.30  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.35  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.50  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      7,000    | D   |  $96.60  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.65  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     10,000    | D   |  $96.69  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     30,000    | D   |  $96.75  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |      5,000    | D   |  $96.85  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     15,000    | D   |  $96.88  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/21/01   |   S    |   |     10,000    | D   |  $97.00  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/30/01   |   P    |   |         12    | A   |  $91.40  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/30/01   |   S    |   |         12    | D   |  $91.32  |              |    I    | 01,05    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/31/01   |   D    | V |  8,155,763    | D   |    06    |   -0-        |    I    | 01,07    |
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                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |  5/31/01   |   D    | V |        767    | D   |    06    |   -0-        |    I    | 01,08    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |         |       |       |               |                 |                      |         |9.      |10.   |      |
               |         |       |       |               |                 |                      |         |Number  |Owner-|      |
               |         |       |       |               |                 |                      |         |of      |ship  |      |
               |2.       |       |       |               |                 |                      |         |Deriv-  |of    |      |
               |Conver-  |       |       | 5.            |                 |7.                    |         |ative   |Deriv-|11.   |
               |sion     |       |       | Number of     |                 |Title and Amount      |         |Secur-  |ative |Nature|
               |or       |       |       | Derivative    |6.               |of Underlying         |8.       |ities   |Secur-|of    |
               |Exer-    |       |4.     | Securities    |Date             |Securities            |Price    |Bene-   |ity:  |In-   |
               |cise     |3.     |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)      |of       |ficially|Direct|direct|
               |Price    |Trans- |action | or Disposed   |Expiration Date  |----------------------|Deriv-   |Owned   |(D) or|Bene- |
1.             |of       |action |Code   | of (D)        |(Month/Day/Year) |             |Amount  |ative    |at End  |In-   |ficial|
Title of       |Deriv-   |Date   |(Instr | (Instr. 3,    |-----------------|             |or      |Secur-   |of      |direct|Owner-|
Derivative     |ative    |(Month/|8)     | 4 and 5)      |Date    |Expira- |             |Number  |ity      |Month   |(I)   |ship  |
Security       |Secur-   |Day/   |------ | ------------  |Exer-   |tion    |             |of      |(Instr.  |(Instr. |(Instr|(Instr|
(Instr. 3)     |ity      |Year)  |Code |V|  (A)  | (D)   |cisable |Date    |Title        |Shares  |5)       |4)      |4)    |4)    |
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
Stock Option   |         |       |     | |       |       |        |        |             |        |         |        |      |      |
(right to buy) | $11.24  |5/18/01|  M  | |       |   946 |   02   |12/31/09|Common Stock |   946  |         |   -0-  |01,02 |01,02 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |         |       |     | |       |       |        |        |             |        |         |        |      |      |
(right to buy) | $9.18   |5/18/01|  M  | |       |   252 |  Immed.|1/1/08  |Common Stock |   252  |         |   -0-  |01,03 |01,03 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |         |       |     | |       |       |        |        |             |        |         |        |      |      |
(right to buy) | $9.18   |5/18/01|  M  | |       |   709 |   04   |1/1/08  |Common Stock |   709  |         |   -0-  |01,04 |01,04 |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |         |       |     | |       |       |        |        |             |        |         |        |      |      |
(right to buy) |$111.85  |5/31/01|  D  |V|       | 1,008 |   09   |1/14/10 |Common Stock | 1,008  |         |   -0-  |01,09 |01,09 |
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: These options were granted pursuant to the VoiceStream Wireless Corporation 2000 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person had an understanding with GS Group pursuant to which he held the stock options for the benefit of GS Group. These options were exercisable in four equal annual installments, beginning January 1, 2000, and became fully exercisable in connection with the Merger (as defined below). The Common Stock is beneficially owned directly by GS Group.

03: These options were granted pursuant to the VoiceStream Wireless Corporation 2000 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person had an understanding with GS Group pursuant to which he held the stock options for the benefit of GS Group. The Common Stock is beneficially owned directly by GS Group.

04: These options were granted pursuant to the VoiceStream Wireless Corporation 2000 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person had an understanding with GS Group pursuant to which he held the stock options for the benefit of GS Group. These options provided for vesting in 3 equal annual installments, beginning January 1, 2000, and became fully vested in connection with the Merger (as defined below). The Common Stock is beneficially owned directly by GS Group.

05: The securities reported herein as indirectly sold were sold and were beneficially owned directly by GS Group and certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing general partner (the "Limited Partnerships"). GS Group sold, in aggregate, 1,520 shares of Common Stock. The Limited Partnerships, sold in aggregate, 214,918 shares of Common Stock. The 12 shares of Common Stock reported herein as indirectly purchased and sold was purchased and sold and was beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

06: On May 31, 2001, Deutsch Telekom AG ("Deutsch Telekom") completed the acquisition of VoiceStream Wireless Corporation ("VoiceStream") and VoiceStream became a wholly-owned subsidiary of Deutsche Telekom (the "Merger"). Each outstanding common share of VoiceStream was converted into a right to receive the following merger consideration: 3.6693 shares of Deutsche Telekom and $15.7262 in cash for former VoiceStream stockholders receiving the mixed consideration, 3.6683 shares of Deutsche Telekom and $15.9062 in cash for former VoiceStream stockholders who made a cash election and 3.7647 shares of Deutsche Telekom for former VoiceStream stockholders who made a stock election. The closing price of Deutsch Telekom American Depository Receipts (ticker DT on the New York Stock Exchange) on May 31, 2001 was $21.00 per share.

07: Pursuant to the Merger, Goldman Sachs may be deemed to have disposed of 8,995 shares of VoiceStream in exchange for 33,001 shares of Deutsche Telekom and a cash payment of $141,976.29. GS Group may be deemed to have disposed of 59,139 shares of VoiceStream in exchange for 216,939 shares of Deutsche Telecom and a cash payment of $940,676.76. The Limited Partnerships may be deemed to have disposed of 8,087,629 shares of VoiceStream in exchange for 29,667,849 shares of Deutsche Telecom and a cash payment of $128,643,444.40.

08: Pursuant to the Merger, The Hull Group, L.L.C. ("Hull") may be deemed to have disposed of 767 shares of VoiceStream in exchange for 2,813 shares of Deutsche Telekom and a cash payment of $12,200.06. Hull is a wholly-owned subsidiary of GS Group.

09: These options were granted pursuant to the VoiceStream Wireless Corporation 2000 Management Incentive Stock Option Plan to the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds the stock options for the benefit of GS Group. The options were exercisable in four equal annual installments, beginning January 14, 2001 and became fully exercisable in connection with the Merger. These options were assumed by Deutsche Telecom in the merger and replaced with options to purchase 3,794 shares of Deutsche Telecom at $29.71.

By:  s/ Roger S. Begelman                                      June 11, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
             Attorney-in-fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.